UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

July 12, 2023

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775079
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.             Other Events

Asset Update

The Hamilton JV LP

On June 28, 2019, we directly acquired ownership of a “majority-owned subsidiary”, The Hamilton JV LP (the “Hamilton Controlled Subsidiary”), for an initial purchase price of $7,203,300, which was the initial stated value of our equity interest in the Hamilton Controlled Subsidiary (the “Hamilton Investment”). The Hamilton Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized garden-style multifamily property totaling 232 units located at 100 Windsor Park Lane, Hendersonville, TN 37075 (the “Windsor Park Property”). Details of the acquisition can be found here.

The Windsor Park Property was acquired for a purchase price of approximately $30,000,000.  To finance the acquisition of the Windsor Park Property, a $19,420,000 senior secured loan with a ten (10) year initial term at a 3.78% interest rate with six years interest-only was provided by SunTrust – Freddie Mac (the “Windsor Park Senior Loan”).

The Hamilton Controlled Subsidiary completed approximately $3,550,000 of common area and unit improvements, bringing the total project cost for the Windsor Park Property to approximately $33,550,000. The renovations were completed in 2020.

On July 12, 2023, Grandbridge Real Estate Capital LLC / Freddie Mac provided a $9,195,000 supplemental loan with a 7.23% fixed interest rate and approximately 24 months interest-only (the “Windsor Park Supplemental Loan”), bringing, the combined loan balance to $28,615,000 and the combined loan-to-value ratio to approximately 59.3%. The appraised value for the Windsor Park Supplemental Loan implies a greater than 60% increase in value of the Windsor Park Property relative to the purchase price.

In connection with the closing of the Windsor Park Supplemental Loan, we received a cash distribution from the Hamilton Controlled Subsidiary of approximately $4,573,000.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT II, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:       August 2, 2023